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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Lighting Science Group Corporation

Full Name of Registrant

Former Name if Applicable

120 Hancock Lane

Address of Principal Executive Office (Street and Number)
Westampton, NJ 08060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Lighting Science Group Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) in a timely manner without unreasonable effort and expense. The Company has received comments from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) pertaining to its Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008. The Company is currently in the process of responding to these comments. The Company’s efforts and allocations of additional resources with respect to these filings caused significant diversion of management’s time and attention and has caused the Company to be unable to timely file its 2008 Form 10-K. The Company presently anticipates that it will file its Form 10-K prior to the fifteenth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen Hamilton	(214)	382-3630
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of SEC comments, the Company intends to amend its Form 10-K for the year ended December 31, 2007 and, among other things, recognize more goodwill than originally recorded on a transaction in 2007. As a result of the change in accounting for goodwill as well as other market factors, the Company anticipates recognizing an impairment charge to goodwill and certain intangible assets for the year ended December 31, 2008. The Company has not determined the amount of this charge because it is still analyzing industry and economic factors, cash flow projections and other factors that it believes are relevant. Because the Company has not yet determined the amount of this charge, it is unable to provide a reasonable, quantitative estimate of its results of operations for the year ended December 31, 2008.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements related to the resolution of the SEC’s comments, the Company’s ability to file its Form 10-K within the 15-day extension period, and its anticipated recognitions of goodwill and impairments of goodwill. These forward-looking statements are not guarantees of its actual results for 2007 or 2008, future results or the commitments made by the Company herein, and they are subject to risks, uncertainties and assumptions that could cause the Company’s actual results to differ materially and adversely from those expressed in any forward-looking statement. The forward-looking statements in this notification speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

Lighting Science Group Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Stephen Hamilton

Name: Stephen Hamilton
Title: Vice-President — Finance